                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                        ------------------------------



                                  SCHEDULE 13G



            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               VISIO CORPORATION
                   ----------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
            ------------------------------------------------------
                         (Title of Class of Securities)

                                  927914 10 1
                   ----------------------------------------
                     (CUSIP Number of Class of Securities)



Check the following box if a fee is being paid with this statement.  [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

                               Page 1 of 6 Pages

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  CUSIP NO. 927914 10 1          SCHEDULE  13G             PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jeremy A. Jaech


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,194,415

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,134,415

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,194,415

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                         [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      8.7%

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      TYPE OF REPORTING PERSON*
12
      IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 6 pages

ITEM 1(a).  NAME OF ISSUER.

     This Schedule 13G relates to Visio Corporation, a Washington corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     The Company's principal executive offices are located at 520 Pike Street, Suite 1800, Seattle, Washington 98101-4001.

ITEM 2(a).  NAME OF PERSON FILING.

     This Schedule 13G relates to Jeremy A. Jaech.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

     The business address of the reporting person is 520 Pike Street, Suite 1800, Seattle, Washington 98101-4001.

ITEM 2(c).  CITIZENSHIP.

     Mr. Jaech is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

     This Schedule 13G relates to the Company's common stock, $.01 par value per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

     The CUSIP Number for the Company's Common Stock is 927914 10 1.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

   (a) [ ]  Broker or dealer registered under Section 15 of the Act,

   (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

   (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

   (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

                               Page 3 of 6 Pages

   (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

   (g) [ ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

   (h) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

     The following describes the ownership of Common Stock by Mr. Jaech as of December 31, 1996:

     (a)  Amount beneficially owned:  1,194,415

     (b)  Percent of class:  8.7%

     (c)  Number of shares as to which such person has:

                (i) Sole power to vote or direct the vote:  1,194,415

               (ii) Shared power to vote or to direct the vote:  0

              (iii) Sole power to dispose or to direct the disposition of:
                    1,134,415

               (iv) Shared power to dispose or to direct the disposition of:  0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

                               Page 4 of 6 Pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.  CERTIFICATION.

     Not applicable.

                               Page 5 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     Dated:   February 4, 1997


                        /s/     Jeremy A. Jaech
                        _______________________________
                                Jeremy A. Jaech


                               Page 6 of 6 Pages